Exhibit 99.1

Ecopetrol Announces Its Results for the

Third Quarter of 2014

•	Production's performance had a positive trend due to better operational conditions and progress of key projects in our fields, growing 3% compared to the second quarter of the year.

•	A 17% decrease in net income compared to the prior quarter, driven mainly by the performance of external variables in particular, the prices of Ecopetrol’s product sales basket, and a strong exchange rate devaluation in the month of September.

•	Signing of the Collective Labor Agreement in effect until July 2018.

BOGOTA. October 31 of 2014. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the third quarter of 2014. The financial results were prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Some figures in this release are presented in U.S. dollars (US$), as indicated. The financial results in the main body of this report have been rounded to one decimal place. Figures presented in COP$ billion are equivalent to COP$1 thousand million (COP$1,000,000,000). Additionally, some 2013 figures have been reclassified to be comparable to those of 2014.

Summary of Ecopetrol S.A.’s financial results

Unconsolidated

(COP$ Billion)	3Q 2014*	2Q 2014*	Var. %	3Q 2013*	Var. % **	Jan-Sep. 14*	Jan-Sep. 13*	Var. %
Total sales	14,579.9	14,976.6	(2.6)%	16,218.5	(10.1)%	45,298.3	46,312.9	(2.2)%
Operating profit	3,875.6	4,161.0	(6.9)%	5,706.2	(32.1)%	12,589.3	15,758.6	(20.1)%
Net Income	2,355.6	2,847.8	(17.3)%	3,973.8	(40.7)%	8,429.3	10,723.3	(21.4)%
Earnings per share (COP$)	57.29	69.26	(17.3)%	96.65	(40.7)%	205.01	260.80	(21.4)%
EBITDA	5,471.9	6,770.5	(19.2)%	8,166.3	(33.0)%	19,947.0	23,229.1	(14.1)%
EBITDA Margin	38%	45%		50%		44%	50%

Consolidated
(COP$ Billion)	3Q 2014*	2Q 2014*	Var. %	3Q 2013*	Var. % **	Jan-Sep. 14*	Jan-Sep. 13*	Var. %
Total sales	18,091.3	17,749.3	1.9%	18,127.2	(0.2)%	54,102.6	52,468.5	3.1%
Operating profit	4,670.0	4,921.2	(5.1)%	6,144.0	(24.0)%	15,473.9	17,625.1	(12.2)%
Net Income	2,279.3	2,787.5	(18.2)%	3,860.7	(41.0)%	8,354.2	10,680.0	(21.8)%
EBITDA	5,468.9	6,681.6	(18.1)%	7,999.7	(31.6)%	19,943.5	23,112.3	(13.7)%
EBITDA Margin	30%	38%		44%		37%	44%

* Not audited

** Between 3Q 2014 and 3Q 2013

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

1

In the opinion of Ecopetrol S.A.’s CEO, Javier Gutiérrez:

"Our quarterly production improved, reaching 754 thousand barrels per day due to better operational conditions and progress of key projects in our fields. However, the period's financial results were clearly affected by the international situation, which led to a US$9.4 per barrel decline in crude export prices compared to the prior quarter, as well as weakening of the currencies of emerging countries.

As a result, our profit was lower because of the decline in the sale prices of crude, products and gas, which decreased 9.5%, 4.4% and 2.9%, respectively, in comparison to the second quarter of this year. We recorded a significant non-operating loss due to the valuation of our dollar denominated liabilities, at a higher exchange rate with increased COP$109 during September.

It is important to mention that a weakening of the peso-dollar exchange rate has two effects in our financial statements. A negative impact due to our dollar denominated debt, and a positive effect given that most of our operational revenue is dollar denominated while the operational costs are mainly peso denominated.

There were many highlights in the quarter, among which I would like to mention the following:

Production was up by 2.8% compared to the prior quarter, and our Chichimene field reached a record production of 66 thousand barrels a day.

In exploration, we announced a discovery in the U.S. Gulf of Mexico (Leon well) and in Colombia we were awarded five blocks in the ANH Round 2014.

The volume of crude and products transported was higher owing to a decrease in number of attacks and the higher volumes transported by the Bicentenario oil pipeline.

Barrancebermeja's refining gross margin rose 52% due to the wider crude-product spread, driving a mayor increase in the segment's Ebitda. The modernization of the Cartagena refinery reached a 94.7% total progress.

We issued US$1.2 billion in external debt bonds, and the agencies Moody's and Fitch confirmed their Baa2 and BBB risk ratings in foreign currency, respectively, for Ecopetrol.

We must also mention the signing of a four year collective labor agreement with our unions.

As a closing, it is worth mentioning that several internal processes will be concluded in the coming months which are very important for our organization, including a review of our medium and long-term strategy, the approval of next year's investment plan and the preparation for adopting the International Financial Reporting Standards (IFRS) starting January 1, 2015."

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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Ecopetrol presents its results for the third quarter of 2014

Table of Contents

I.	Unconsolidated Financial Results	4

a.	Availability of Crude, Natural Gas and Refined Products	4

b.	Sales Volumes	5

c.	Crude, Refined Product and Natural Gas Prices	6

d.	Financial Results	7

e.	Cash Flow	10

f.	Balance Sheet	11

g.	Risk rating	12

h.	Financing	12

II.	Consolidated Financial Results	13

b.	Segment results	14

III.	Operating Results	17

a.	Investment plan	17

b.	Exploration	17

c.	Production	19

d.	Transportation	21

e.	Refining	22

IV.	Organizational Consolidation and Corporate Governance	24

a.	Organizational consolidation	24

b.	Corporate Responsibility	24

V.	Conference Calls	25

VI.	Additional Exhibits	27

VII.	Exhibits of Subsidiary Results and Shareholder Interest	33

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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I.	Unconsolidated Financial Results

a.	Availability of Crude, Natural Gas and Refined Products

The availability of Ecopetrol S.A. crude, natural gas and refined products is summarized as follows:

Ecopetrol S.A. (unconsolidated) (1)

1) Crude Oil (mbod)	3Q 2014	3Q 2013	∆ (%)	Jan-Sep. 14	Jan-Sep. 13	∆ (%)
(+) Net Production (2)	496.7	530.6	(6.4)%	494.6	525.1	(5.8)%
(+) Purchases (3)	177.3	193.4	(8.3)%	177.4	193.1	(8.1)%
(+) Diluent (4)	77.1	70.6	9.2%	72.2	66.8	8.1%
Total	751.1	794.6	(5.5)%	744.2	785.0	(5.2)%

2) Natural Gas (mboed)	3Q 2014	3Q 2013	∆ (%)	Jan-Sep. 14	Jan-Sep. 13	∆ (%)
(+) Net Production (2)	103.0	110.5	(6.8)%	104.1	106.3	(2.1)%
(+) Royalties Paid	21.1	0.0	N.A.	21.6	0.0	N.A.
(+) Purchases (3)	2.2	8.4	(73.8)%	2.3	9.6	(76.0)%
Total	126.3	118.9	6.2%	128.0	115.9	10.4%

3) Products (mbd)	3Q 2014	3Q 2013	∆ (%)	Jan-Sep. 14	Jan-Sep. 13	∆ (%)
(+) Production (5)	215.2	206.9	4.0%	221.1	207.4	6.6%
(+) Local Purchase	3.7	5.3	(30.2)%	3.9	5.9	(33.9)%
(+) Imports	60.7	73.4	(17.3)%	61.3	60.2	1.8%
Total	279.6	285.6	(2.1)%	286.3	273.5	4.7%

(1) Does not include variation in inventories

(2) Does not include royalties

(3) Includes royalties purchased from the ANH, royalties from EC and local purchases from third parties

(4) Includes refined products used as diluent, production, imports and purchases

(5) Does not include: diluent production and products used as diluent. 2013 without diluent production

The main results of the third quarter of 2014 were:

•	Lower crude production explain by the following (-33.9 mbod): Ecopetrol´s production declined primarily as a consequence of: 1) capacity constraints for the disposal of water, and 2) operational disruptions caused by blockages from communities, which delayed the development of new facilities and wells.

•	Lower purchases of crude oil (-16.1 mbod): mainly due to the decreased royalty and third-party purchases driven by lower production in Colombia.

•	Lower purchases of gas (-6.2 mboed): principally because of the decline in royalty purchases mandated by Resolution No. 877 of 2013, which establishes the payment of royalties and compensation due to the development of gas fields shall be made in cash and not in kind. Its important to mention that in 2013 there lower volumes from royalties because Ecopetrol traded them on behalf of the ANH (but were not accounted in the company´s inventories).

•	Decreased local purchases of refined products (-1.6 mbod): principally due to the lower availability of Reficar S.A. jet fuel as a result of the scheduled shut down of the Cartagena refinery that began in March to ensure the new refinery´s mechanical completion.

•	Decreased imports (-12.7 mbod) of Diesel and Gasoline which were supplied locally by the Barrancabermeja refinery.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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b.	Sales Volumes

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (mboed)	3Q 2014	3Q 2013	∆ (%)	Jan-Sep 14	Jan-Sep 13	∆ (%)
Crude Oil	47.2	30.3	55.8%	49.5	29.8	66.1%
Natural Gas	84.0	64.9	29.4%	82.6	63.0	31.1%
Gasoline	69.9	69.6	0.4%	71.9	68.9	4.4%
Medium Distillates	119.3	119.5	(0.2)%	118.7	115.9	2.4%
LPG and propane	15.1	15.0	0.7%	14.8	14.5	2.1%
Fuel oil	1.8	2.1	(14.3)%	2.4	1.9	26.3%
Industrial and Petrochemical	13.1	14.3	(8.4)%	14.6	13.2	10.6%
Total Local Sales	350.4	315.7	11.0%	354.5	307.2	15.4%

Export sales volume (mboed)	3Q 2014	3Q 2013	∆ (%)	Jan-Sep 14	Jan-Sep 13	∆ (%)
Crude Oil	475.0	454.4	4.5%	457.0	456.1	0.2%
Products	68.7	60.5	13.6%	63.6	59.1	7.6%
Natural Gas	8.9	26.1	(65.9)%	11.7	24.4	(52.0)%
Total Export Sales	552.6	541.0	2.1%	532.3	539.6	(1.4)%

Sales to free trade zone (mboed)	3Q 2014	3Q 2013	∆ (%)	Jan-Sep 14	Jan-Sep 13	∆ (%)
Crude Oil	0.0	57.9	(100.0)%	12.5	67.7	(81.5)%
Products	3.0	0.7	328.6%	2.9	1.6	81.3%
Natural Gas	4.5	3.0	50.0%	6.4	2.9	120.7%
Total sales to free trade zone	7.5	61.6	(87.8)%	21.8	72.2	(69.8)%

Total sales volume	910.5	918.3	(0.8)%	908.6	919.0	(1.1)%

b.1) Market in Colombia: Sales to the Colombian market comprised 39% of total sales in the third quarter of 2014 (38% excluding sales to free trade zones):

The increase of 11.0% in local sales volumes in the third quarter 2014 is explained mainly by:

•	Natural Gas (+19.1 mboed): 1) higher sales to the industrial sector owing to the increased amount of gas owned by Ecopetrol due to the expiration of the ANH trading contract, and 2) higher thermal demand.

•	Crude (+16.9 mbod): increase in sales to affiliates Hocol and Equión, thus using transportation synergies.

b.2) International market: Sales to the international market comprised 61% of total sales in the third quarter of 2014 (62% including sales to free trade zones):

The 2.1% increase in volume exported by Ecopetrol in the third quarter of 2014 can be explained mainly by the following:

•	Crude (+20.6 mbod): 1) availability of crude for export as a result of the schedule shutdown of the Cartagena refinery that began in March, and 2) higher volumes transported of heavy crude from the Llanos Orientales region.

•	Products (+8.2 mbod): higher production of fuel oil at the Barrancabermeja refinery because of 1) increase in feedstock volume, and 2) higher share of heavy crude in feedstock.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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•	Natural Gas (-17.2 mboed): 1) decline in the Guajira field’s production, and 2) implementation of Scheduled Rationing Resolution 456 of 2014, which restricts exports and prioritizes national demand.

Sales volumes to free trade zones fell by 87.8%, owing mainly to the following:

•	Crude (-57.9 mbod): as a result of a general scheduled shutdown since March of the Cartagena refinery.

Export highlights include continued growth of Asian and European crude markets. Regarding products, the Latin American market’s share increased while Asia’s declined as other fuel oil markets emerged, such as the U.S. West Coast, as a result of the greater dynamism of the maritime transport sector.

Export destinations - Crudes (%)
Destination	3Q 2014	3Q 2013	2014	2013
Asia	37.1%	34.0%	41.3%	34.1%
U.S. Gulf Coast	30.5%	41.5%	26.9%	42.4%
Europe	17.7%	9.4%	16.4%	7.9%
U.S. West Coast	3.8%	5.5%	6.8%	7.7%
U.S. Atlantic Coast	1.1%	2.0%	0.4%	1.5%
Latinamerica	7.7%	7.6%	7.5%	6.4%
Other	2.1%	0.0%	0.7%	0.0%
	100.0%	100.0%	100.0%	100.0%

Export destinations - Products (%)
Destination	3Q 2014	3Q 2013	2014	2013
Asia	21.4%	56.2%	25.1%	52.1%
Latinamerica	41.3%	30.7%	42.4%	33.4%
USAC	6.0%	13.1%	11.3%	14.5%
USGC	30.8%	0.0%	16.6%	0.0%
USWC	0.1%	0.0%	4.3%	0.0%
Other	0.4%	0.0%	0.3%	0.0%
	100.0%	100.0%	100.0%	100.0%

c.	Crude, Refined Product and Natural Gas Prices

Prices of crude references (Average, US$/Bl)	3Q 2014	3Q 2013	∆ (%)	∆ ($)	Jan-Sep 14	Jan-Sep 13	∆ (%)	∆ ($)
Brent	103.5	109.7	(5.7)%	(6.2)	107.0	108.5	(1.4)%	(1.5)
MAYA	92.0	99.3	(7.4)%	(7.4)	93.5	99.9	(6.4)%	(6.4)
WTI	97.3	105.8	(8.1)%	(8.6)	99.6	98.2	1.5%	1.4

Sales price (US$/Bl)	3Q 2014	3Q 2013	∆ (%)	Sales Volume (mboed) 3Q 2014	Jan-Sep 14	Jan-Sep 13	∆ (%)	Sales Volume (mboed) Jan-Sep 14
Crude oil basket	89.5	101.1	(11.4)%	522.2	94.2	99.2	(5.0)%	519.0
Products basket	104.9	110.1	(4.8)%	290.9	107.6	109.8	(2.0)%	288.9
Natural gas basket	23.9	27.3	(12.4)%	97.4	24.3	27.6	(12.0)%	100.7

Crudes:

Between the third quarter of this year and the same period of last year, the sale price of Ecopetrol´s crude basket decreased by US$11.6 per barrel as a result mainly of:

•	A decrease in the international Brent price (-US$6.2 per barrel), the main benchmark for the Ecopetrol crude basket due to higher world supply and lower impact of geopolitical conflicts.

•	Higher discounts versus Brent and Maya

o	Growing supply of Canadian crude and Napo crude (Ecuador).
o	Increased sourness in Magdalena crude
o	Higher discount of Vasconia Norte blend vs Vasconia export crude
o	Delays in deliveries of South blend crude due to attacks on the Transandino pipeline

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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During the third quarter of the year, the crude oil export basket of Ecopetrol was indexed to Brent (72%), Maya (26%) and other (2%).

Products:

During the third quarter of 2014, the price of the product sales basket fell US$5.2 per barrel versus the same period for last year, owing to the drop of international prices, especially for gasoline (-US$3.9 per barrel) and diesel (-US$9.2 per barrel).

Natural gas:

During the third quarter of 2014, sale prices decreased by US$3.5 per equivalent barrel due to: 1) lower sales prices of gas from Cusiana-Cupiagua, 2) and de-regulation of prices in the Guajira field, 3) decrease of international fuel oil prices (benchmark for gas exports and sold to free trade zones).

d.	Financial Results

Unconsolidated Income Statement (COP$ Billion)	3Q 2014*	3Q 2013*	∆ ($)	∆ (%)	Jan-Sep. 14*	Jan-Sep. 13*	∆ ($)	∆ (%)
Local Sales	5,263.5	5,249.6	13.9	0.3%	16,740.7	14,785.6	1,955.1	13.2%
Export Sales	8,758.9	9,306.7	(547.8)	(5.9)%	26,268.7	26,510.0	(241.3)	(0.9)%
Sales to free trade zone	72.4	1,123.8	(1,051.4)	(93.6)%	948.9	3,744.8	(2,795.9)	(74.7)%
Sales of services	485.1	538.4	(53.3)	(9.9)%	1,340.0	1,272.5	67.5	5.3%
Total Sales	14,579.9	16,218.5	(1,638.6)	(10.1)%	45,298.3	46,312.9	(1,014.6)	(2.2)%
Variable Costs	7,326.1	7,852.8	(526.7)	(6.7)%	22,474.7	22,008.4	466.3	2.1%
Fixed Costs	2,576.7	2,347.5	229.2	9.8%	7,298.7	6,351.1	947.6	14.9%
Cost of Sales	9,902.8	10,200.3	(297.5)	(2.9)%	29,773.4	28,359.5	1,413.9	5.0%
Gross profit	4,677.1	6,018.2	(1,341.1)	(22.3)%	15,524.9	17,953.4	(2,428.5)	(13.5)%
Operating Expenses	801.5	312.0	489.5	156.9%	2,935.6	2,194.8	740.8	33.8%
Operating Profit	3,875.6	5,706.2	(1,830.6)	(32.1)%	12,589.3	15,758.6	(3,169.3)	(20.1)%
Non Operating Profit/Loss	(612.6)	318.3	(930.9)	(292.5)%	(56.0)	694.1	(750.1)	(108.1)%
Income tax	907.4	2,050.7	(1,143.3)	(55.8)%	4,104.0	5,729.4	(1,625.4)	(28.4)%
Net Income	2,355.6	3,973.8	(1,618.2)	(40.7)%	8,429.3	10,723.3	(2,294.0)	(21.4)%

Earnings per share (COP$)	57.29	96.65	(39.36)	(40.7)%	205.01	260.80	(55.79)	(21.4)%
EBITDA	5,471.9	8,166.3	(2,694.40)	(33.0)%	19,947.0	23,229.1	(3,282.10)	(14.1)%
EBITDA Margin	38%	50%			44%	50%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

The following is an explanation of the main variations in results of the third quarter of 2014 compared to those of the same period of last year:

Operating income in the third quarter of 2014 fell 10% (-COP$1,638.6 billion), as a result of:

•	Decrease in the average price of the sales basket of US$8.9 per barrel: -COP$1.150 billion.

•	Lower sales volumes (-7.8 mboed): -COP$397.6 billion.

•	Lower maintenance services charged to Cenit: -COP$142 billion.

•	Devaluation of the COP$/USD exchange rate: +COP$51 billion.

Cost of sales in third quarter 2014 decreased 2.9% (-COP$ 297.5 billion) as a result of:

•	Variable Costs: a 6.7% decline (-COP$527 billion), the result of:

a)	A reduction in:

o	Purchases of crude, gas and products (-COP$676 billion), which was the net effect of:

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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▪	A decline in purchased volumes, mainly royalty crude oil because of lower national production, and third-party crude oil in the southern region because of attacks on the Transandino Oil Pipeline OTA (-29 mbd): -COP$468 billion.

▪	A lower average purchase price (-US$3.4 per barrel) because of international benchmark prices: -COP$212 billion.

▪	A 0.1% devaluation of the average COP$/USD exchange rate of the third quarter of the year: +COP$4 billion.

o	Field amortization and depletion owing to decreased production, especially in Rubiales, Castilla, Chuchupa and Quifa fields (-COP$115 billion).

b)	Increases in:

▪	Use of inventories (greater utilization of available crude volumes) in the third quarter of the year in comparison with the same period of 2013, due to lower production and purchases: +COP$259 billion.

▪	Cost of contracted services for operations in partnership: +COP$10 billion

•	Fixed costs: increase of 9.8% (+COP$230 billion) as a consequence mainly of:

a)	Increases in:

o	The cost of hydrocarbon transport based on the Ship or Pay fixed rate (+COP$162 billion) due to: 1) the payment of the Bicentenario pipeline shipping fee (in operation since Nov. 2013) and 2) the increase in the fee regulated by the Ministry of Mines and Energy starting in July of 2014 for the shipping service payment to Cenit, and 3) the effect of the average COP$/USD exchange rate of the third quarter of the year.

o	Oil pipeline and well maintenance: +COP$112 billion.

o	Labor costs due to increases in head count and incentives: +COP$30 billion.

o	Service outsourcing (leases, administrative, communication, security, and other): +COP$40 billion.

o	Non-deductible VAT: +COP$23 billion.

b)	Reductions in:

o	Contracted Partnership Services: -COP$56 billion.

o	Cost of non-capitalized projects: -COP$90 billion.

The cost of attacks on infrastructure since January of 2014 amounts to COP$110 billion (not including deferred production and lower sales) and includes repairs of facilities, equipment leases, transportation services and the effect on the environment, among others.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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Operating expenditures increased COP$489 billion (+156.9%), the overall result of:

•	Provisions: +COP$267 billion (last year a -COP$253 billion adjustment was made for litigation provisions).

•	Higher exploratory expenditures: +COP$118 billion.

•	Dock services and customs operations: +COP$77 billion.

•	Services, projects and others: +COP$73 billion.

•	An increase in tax and contribution expenditures, primarily a higher audit installment and financial transaction tax, this last due to a greater dividend payment in the third quarter of 2014 compared with the same quarter last year: +COP$25 billion.

•	Lower expenditures on agreements: –COP$71 billion.

Operating margin of the third quarter of 2014 was 27% versus 35% in the same period of 2013.

Non-operating result decreased by COP$931 billion, the net result of:

•	Negative exchange difference resulting from the COP$/USD devaluation (due to the mark to market of the dollar denominated liabilities): -COP$649 billion.

It is important to mention that the devaluation of the peso has two opposite effects in our P&L statement: a positive flow effect, given that most of our revenues are in US dollars, and a negative stock effect due to our current liability position.

The net accumulated effect of the devaluation in our results is positive, as the sale of crude oil and products at a higher exchange rate more than offset the effect of the valuation of the net position in our balance sheet at a given moment.

•	Lower affiliated company profits: -COP$159 billion. According to the equity method, COP$189 billion in income was recorded for the third quarter of 2014 compared to COP$348 billion in the third quarter 2013. This decline was the result of:

o	Exploration and Production (-COP$327 billion), primarily 1) Ecopetrol Óleo e Gás do Brasil Ltda –COP$132 billion, mainly for the booking of the unsuccessful exploration in Itauna and a penalty from the Brazilian ANP (National Petroleum Agency) for noncompliance with the drilling program, 2) ECP America Inc., which reported dry wells (Titan): -COP$107 billion, 3) Seismic in Angola (Ecopetrol Global Energy): –COP$39 billion and 4) lower profit from Hocol and Equion: –COP$49 billion.

o	Corporate (-COP$15 billion), mainly for the recording in Invercolsa of a provision related with a possible loss due to a lower value of its direct investment in the company Combustibles Líquidos de Colombia (CLC) S.A. Esp.

o	Transportation (+COP$178 billion), owing primarily to a transport fee increase and lower charges of the operation and maintenance contract between Ecopetrol and Cenit.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

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Equity Method: Net income per segment

(COP$ billion)

	3Q 2014	3Q 2103	Jan-Sep. 14	Jan-Sep. 13
Exploration and Production	(218.6)	107.9	(239.3)	101.0
Refining	(125.8)	(130.0)	(349.0)	(305.0)
Transportation	525.2	347.0	1,467.2	916.0
Corporate	8.2	22.9	67.7	69.0
Total	189.0	347.8	946.6	781.0

•	Profit decreased by COP$157 billion, resulting in part from the recognition in 2013 of a surplus from the physical take-over of fixed assets and reductions in prior years (-COP$116 billion), as well as a recording stemming from an arbitration decision on the Quifa Partnership Contract (–COP$47 billion). Also a net effect of other revenues in 2014 of +COP$ 6 billion coming from reimbursement in: cost of exploration partnership contracts, replacement of obsolete equipment and reimbursement of agreements and insurances.

The above was offset positively by:

•	Lower interest and bank commission expenditures: +COP$28 billion.

•	Net profit from the lower expenditures on retiree health and education: +COP$4 billion.

•	A net effect from valuation of the investment portfolio: +COP$2 billion.

The 56% decline (-COP$1,143 billion) in the income tax expenditure is explained principally by the lower profit during the quarter.

Net income for the quarter amounted to COP$2,356 billion, decreasing 41% compared to the third quarter of 2013. The quarter’s net margin was 16% compared to 25% in the third quarter of 2013.

EBITDA decreased by 33% amounting to COP$5,472 billion and EBITDA margin was 38%, compared to 50% in the third quarter of 2013.

e.	Cash Flow

COP$ Billion*	3Q 2014	3Q 2013	Jan-Sep. 14	Jan-Sep. 13
Initial Cash	7,900.5	4,216.8	5,105.4	10,693.1
Cash generated from operations (+)	15,222.2	16,351.3	45,920.2	47,125.8
Cash used in operations (-)	(10,821.1)	(11,032.1)	(35,156.5)	(36,398.7)
Capex (-) **	(2,710.6)	(3,392.3)	(8,603.6)	(9,520.7)
Acquisitions (-)	-	-	-	-
Dividend payments (-)	(4,380.0)	(1,580.0)	(6,920.1)	(8,452.3)
Equity offering (+)	-	-	-	-
New debt (+)	2,337.7	6,021.1	6,341.7	6,305.9
Other flows (+/-)	495.0	(217.5)	1,356.6	614.2
Final Cash	8,043.7	10,367.3	8,043.7	10,367.3

Note: the exchange difference was included in the line “Other flows”

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

10

*For reporting purposes, the balances in US$ are converted to COP$ monthly using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter

** The Capex figures differ from those in the exhibit “Investment Plan” (pg. 17) and in the Cash Flow Statement (pg.29) because they are estimated based on outflows as reported in the company´s bank statements, and do not consider accounting accruals. Opex outflows are included in “Cash used in operations”.

f.	Balance Sheet

Unconsolidated Balance Sheet
(COP$ Billion)	September 30, 2014	June 30, 2014	∆ $	∆ (%)
Current Assets	24,492.2	22,580.5	1,911.7	8.5%
Long Term Assets	94,994.8	94,963.4	31.4	0.0%
Total Assets	119,487.0	117,543.9	1,943.1	1.7%
Current Liabilities	18,773.9	22,660.8	(3,886.9)	(17.2)%
Long Term Liabilities	31,149.9	27,502.6	3,647.3	13.3%
Total Liabilities	49,923.8	50,163.4	(239.6)	(0.5)%
Equity	69,563.2	67,380.5	2,182.7	3.2%
Total Liabilities and Equity	119,487.0	117,543.9	1,943.1	1.7%
Debit Memorandum accounts	153,141.3	149,866.1
Credit Memorandum accounts	110,169.4	100,909.6

Some June figures were reclassified for the sake of comparison with September figures

Current assets increased by +COP$1,911.7 billion as a result primarily of the proceeds from the +COP$2,385.2 billion external bond offering.

Liabilities fell by COP$239.6 billion in the third quarter of 2014 due to:

a)	A reduction in current liabilities of COP$3,886.9 billion, primarily because of:

•	Payment of dividends to the Nation in the amount of COP$4,380.0 billion corresponding to disbursements in the third quarter. The remaining amount to be paid out is COP$5,080.0 billion, which will be completed in the months to come.

•	Offset in part by a higher income tax provision of +COP$678.4 billion.

b)	Increase in non-current liabilities of +COP$3,647.3 billion, primarily due to:

•	US$1.2 billion external bond offering maturing in January of 2025.

•	Foreign currency valuation of dollar-denominated debt of +COP$932.7 billion.

Equity was COP$69,563.2 billion, an increase of +COP$2,182.7 billion compared with June of 2014. This is the result of the +COP$2,355.6 billion in net income generated in the quarter and the increase in surplus according to the participation method in the amount of +COP$151 billion which recognizes the higher value of foreing subdsidiaries and affilites, partially offset by the devaluation of property, plant and equipment caused by asset retirement.

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11

g.	International Financial Reporting Standards (IFRS)

Pursuant to Law 1314 of 2009, Regulatory Decree 2784 of December 2012 and Decree 3024 of 2013, Ecopetrol belongs to Group 1 of filers of financial reports in Colombia, and, therefore, submitted to the different Superintendencies its IFRS implementation plan on February 28, 2013.

The Opening IFRS Individual and Consolidated Statement of Financial Situation as of January 1, 2014, was presented to the Financial Superintendency and the Ports and Transportation Superintendency, with the approval of the Ecopetrol entities responsible for preparation for the convergence of reporting standards and its adequate compliance, which are: the Board of Directors, the Auditing Committee and the Legal Representative.

During 2014, a period of transition and implementation, Ecopetrol and its business group have carried out a work plan to ensure at the source document level the accounting recognition of operations under IFRS to meet the deadline for the implementation of the new regulatory technical framework on January 1, 2015.

The main impacts and changes are: adaptating information systems, process redesigns, accounting policy and procedure updates, and the generation of a monetary impact on fixed assets, labor obligations, deferred tax and accounts receivable and accounts payable.

h.	Risk rating

During the third quarter of 2014, the risk rating agency Moody´s Investors Services maintained its international rating for Ecopetrol of Baa2 with Stable outlook.

Likewise, the risk rating agency Fitch Ratings maintained Ecopetrol’s rating in foreign and local currency of BBB and BBB+, respectively, each with Stable outlook.

Ecopetrol S.A.’s ratings as of September 30, 2014, in local and foreign currency can be reviewed on the Moody’s Investors Services, Standard & Poor’s and Fitch Ratings websites.

i.	Financing

The following is the summary of the international debt bond offering for US$1.2 billion, which settled on September 16, 2014:

Term:	10 years and 4 months
Maturity date:	January 16 of 2025
Amount:	US$1.2 billion
Amortization:	Bullet
Price:	99.001
Yield:	4.246%
Spread to Benchmark U.S. Treasury Bond:	175 basis points
Coupon rate:	4.125%
Interest payment date:	January 16, July 16
Ratings: Moody´s Investors Service Standard & Poor´s Fitch Ratings	Baa2 BBB BBB

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12

II.	Consolidated Financial Results[1]

a.	Income Statement and Balance sheet

Consolidated Income Statement
(COP$ Billion)	3Q 2014*	3Q 2013*	∆ ($)	∆ (%)	Jan-Sep. 14*	Jan-Sep. 13*	∆ ($)	∆ (%)
Local Sales	5,930.3	6,260.2	(329.9)	(5.3)%	18,246.0	17,690.2	555.8	3.1%
Export Sales	11,281.2	11,316.0	(34.8)	(0.3)%	33,618.5	33,092.0	526.5	1.6%
Sales of services	879.8	551.0	328.8	59.7%	2,238.1	1,686.3	551.8	32.7%
Total Sales	18,091.3	18,127.2	(35.9)	(0.2)%	54,102.6	52,468.5	1,634.1	3.1%
Variable Costs	8,995.8	8,689.3	306.5	3.5%	26,031.2	24,462.3	1,568.9	6.4%
Fixed Costs	2,998.1	2,534.5	463.6	18.3%	8,097.1	7,073.6	1,023.5	14.5%
Cost of Sales	11,993.9	11,223.8	770.1	6.9%	34,128.3	31,535.9	2,592.4	8.2%
Gross profit	6,097.4	6,903.4	(806.0)	(11.7)%	19,974.3	20,932.6	(958.3)	(4.6)%
Operating Expenses	1,427.4	759.4	668.0	88.0%	4,500.4	3,307.5	1,192.9	36.1%
Operating Profit	4,670.0	6,144.0	(1,474.0)	(24.0)%	15,473.9	17,625.1	(2,151.2)	(12.2)%
Non Operating Profit/Loss	(789.3)	273.1	(1,062.4)	(389.0)%	(991.5)	195.8	(1,187.3)	(606.4)%
Income tax	1,391.2	2,352.7	(961.5)	(40.9)%	5,481.3	6,609.6	(1,128.3)	(17.1)%
Minority interest	210.2	203.7	6.5	3.2%	646.9	531.3	115.6	21.8%
Net Income	2,279.3	3,860.7	(1,581.4)	(41.0)%	8,354.2	10,680.0	(2,325.8)	(21.8)%

EBITDA	5,468.9	7,999.7	(2,530.8)	(31.6)%	19,943.5	23,112.3	(3,168.8)	(13.7)%
EBITDA Margin	30%	44%			37%	44%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Consolidated Balance Sheet
(COP$ Billion)	September 30, 2014	June 30, 2014	∆ $	Δ (%)
Current Assets	31,688.7	30,730.2	958.5	3.1%
Long Term Assets	108,177.4	106,400.6	1,776.8	1.7%
Total Assets	139,866.1	137,130.8	2,735.3	2.0%
Current Liabilities	23,615.6	26,397.8	(2,782.2)	(10.5)%
Long Term Liabilities	43,410.6	39,212.4	4,198.2	10.7%
Total Liabilities	67,026.2	65,610.2	1,416.0	2.2%
Equity	68,610.0	66,504.4	2,105.6	3.2%
Minority interest	4,229.9	5,016.2	(786.3)	(15.7)%
Total Liabilities and Equity	139,866.1	137,130.8	2,735.3	2.0%

Debit Memorandum accounts	170,653.2	167,790.8
Credit Memorandum accounts	108,513.9	99,617.8

Some June figures were reclassified for the sake of comparison with September figures

The highest individual contributions to total sales by affiliates (without the effect of eliminations) in third quarter of 2014 came from Hocol COP$1,551 billion; Equion COP$842 billion; Refineria de Cartagena (“Reficar”) COP$828 billion stemming from its commercialization activities; Cenit COP$749 billion; Ocensa COP$692 billion; and Propilco COP$446 billion.

1 For purposes of consolidation of the third quarter of 2014, besides Ecopetrol, S.A.’s results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL, Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equion Energia Limited, Ecopetrol Global Capital SLU, Cenit Transporte y Logistica de Hidrocarburos S.A.S. (“Cenit”), and Ecopetrol Germany GMBH.

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13

The highest net income of each of the companies of the group (without the effect of eliminations) came from Cenit COP$525 billion (the financial information presented for Cenit corresponds to its own individual results which accounts under the participation method the earnings of the other transportation companies of the group); Ocensa COP$376 billion; Equion COP$105 billion; ODL COP$104 billion; and Hocol COP$98 billion. The highest net losses were reported by Ecopetrol America Inc. COP$-169 billion; Refineria de Cartagena COP$-162 billion; and Ecopetrol Oleo e Gas do Brasil COP$-156 billion.

Ecopetrol Oleo & Gas do Brasil and Bioenergy have no earnings to report either because they are in the pre-operating stage or are carrying out exploratory activities with no production as of yet.

By means of the equity participation method, Ecodiesel generated income of COP$2 billion, while Invercolsa generated a loss of COP$11 billion and Offshore International Group a loss of COP$4 billion.

Consolidated EBITDA for the third quarter of 2014 was COP$5,468 billion, equivalent to an EBITDA margin of 30%.

b.	Segment results

Quarterly Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	3Q 2014	3Q 2013	3Q 2014	3Q 2013	3Q 2014	3Q 2013	3Q 2014	3Q 2013	3Q 2014	3Q 2013
Local Sales	1,826	2,229	5,422	5,472	221	54	(1,539)	(1,495)	5,930	6,260
Export Sales	9,940	10,698	1,404	1,656	-	-	(63)	(1,038)	11,281	11,316
Sales of services	139	15	59	42	1,784	1,539	(1,102)	(1,045)	880	551
Total Sales	11,905	12,942	6,885	7,170	2,005	1,593	(2,704)	(3,578)	18,091	18,127
Variable Costs	4,512	5,297	5,823	6,695	231	202	(1,570)	(3,505)	8,996	8,689
Fixed Costs	2,584	1,604	634	514	791	654	(1,011)	(237)	2,998	2,535
Cost of Sales	7,096	6,901	6,457	7,209	1,022	856	(2,581)	(3,742)	11,994	11,224
Gross profit	4,809	6,041	428	(39)	983	737	(123)	164	6,097	6,903
Operating Expenses	1,138	391	255	258	193	111	(158)	(1)	1,428	759
Operating Profit	3,671	5,650	173	(297)	790	626	35	165	4,669	6,144
Non Operating Profit/Loss	(671)	125	(238)	(52)	127	168	(7)	33	(789)	274
Income tax benefits (expense)	(1,038)	(2,191)	(59)	38	(293)	(200)	(1)	-	(1,391)	(2,353)
Minority interest	(52)	(71)	1	-	(159)	(133)	-	-	(210)	(204)
Net Income	1,910	3,513	(123)	(311)	465	461	27	198	2,279	3,861

EBITDA	4,312	7,163	334	35	781	676	41	126	5,469	8,000
EBITDA Margin	36.2%	55.3%	4.9%	0.5%	39.0%	42.4%	(1.5)%	(3.5)%	30.2%	44.1%

Some reclasifications between fixed and variable cost were maden in 2013 and 2014

Accumulated Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	Jan-Sep. 14	Jan-Sep. 13	Jan-Sep. 14	Jan-Sep. 13	Jan-Sep. 14	Jan-Sep. 13	Jan-Sep. 14	Jan-Sep. 13	Jan-Sep. 14	Jan-Sep.13
Local Sales	5,620	6,550	16,594	16,003	709	446	(4,677)	(5,309)	18,246	17,690
Export Sales	29,873	30,951	4,605	5,773	-	-	(859)	(3,632)	33,619	33,092
Sales of services	176	59	65	105	5,054	3,990	(3,057)	(2,468)	2,238	1,686
Total Sales	35,669	37,560	21,264	21,881	5,763	4,436	(8,593)	(11,409)	54,103	52,468
Variable Costs	14,583	14,411	18,555	20,240	453	409	(7,560)	(10,598)	26,031	24,462
Fixed Costs	5,343	4,336	1,558	1,360	2,207	1,871	(1,011)	(493)	8,097	7,074
Cost of Sales	19,926	18,747	20,113	21,600	2,660	2,280	(8,571)	(11,091)	34,128	31,536
Gross profit	15,743	18,813	1,151	281	3,103	2,156	(22)	(318)	19,975	20,932
Operating Expenses	3,221	1,865	989	880	448	562	(157)	-	4,501	3,307
Operating Profit	12,522	16,948	162	(599)	2,655	1,594	135	(318)	15,474	17,625
Non Operating Profit/Loss	(579)	368	(432)	(322)	29	148	(10)	2	(992)	196
Income tax benefits (expense)	(4,520)	(6,372)	(70)	226	(891)	(464)	-	-	(5,481)	(6,610)
Minority interest	(183)	(190)	3	1	(467)	(342)	-	-	(647)	(531)
Net Income	7,240	10,754	(337)	(694)	1,326	936	125	(316)	8,354	10,680

EBITDA	16,340	21,525	896	137	2,581	1,772	127	(322)	19,944	23,112
EBITDA Margin	45.8%	57.3%	4.2%	0.6%	44.8%	39.9%	(1.5)%	2.8%	36.9%	44.1%

Some reclasifications between fixed and variable cost were maden in 2013 and 2014

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14

Exploration and Production

Earnings for the third quarter of 2014 decreased 8% compared to the same period of last year, due mainly to the decline in crude exports as a consequence of the fall in production and the negative impact of average international benchmark selling prices.

The segment’s cost of sales rose 3% owing to higher transportation service and imported product costs, offset by a decline in royalty purchases stemming from a lower production.

Operating expenditures increased COP$747 billion versus the same period of last year because of: a) an increase in exploration expenditures (principally dry side-track wells on Cano Sur block, and Pastinaca-4, dry wells Venus 3 and Venus 4) and seismic expenditures, and b) reversal of provisions in 2013 from court rulings in favor of Ecopetrol (self-generation of energy in Aguazul- Tauramena).

Non-operating results represented a higher expense of COP$796 billion compared to the same quarter of last year, the result of an increase in interest expenditures and the exchange difference derived from dollar-denominated debt.

It is important to mention that a weakening of the peso-dollar exchange rate has two effects in our financial statements. A negative impact due to our dollar denominated debt, and a positive effect given that most of our operational revenue is dollar denominated while the operational costs are mainly peso denominated.

As a result, net income of the segment was COP$1,910 billion, a 46% decrease compared to the third quarter of 2013.

Refining and Petrochemicals

Earnings for the third quarter of 2014 decreased 4% compared to the same period a year ago owing to the decline in main international price indexes and lower volume exported by Reficar as a result of the scheduled shutdown of the Cartagena refinery since March 2014 in preparation for the new refinery.

Segment cost of sales fell 10% versus the same period of last year due to lower crude oil purchases and lower imports of jet fuel for the country’s interior because of the higher production of the Barrancabermeja refinery.

Non-operating results were down by COP$186 billion, due to the impact of the peso devaluation in the valuation of dollar-denominated assets and liabilities (exchange difference) during third quarter 2014.

As a result of the above, the segment posted a net loss of COP$123 billion, which was lower than the COP$188 billion of the same period of last year, a reduction of 60%.

Transport

Income for the third quarter of 2014 increased 26%, due to: 1) the higher volumes transported to third parties through Cenit and Ocensa, 2) the fee increase and, 3) the start-up of operations of the Bicentenario oil pipeline in November of 2013.

Segment cost of sales increased 19% driven by infrastructure maintenance costs in the third quarter of 2014 and the start-up of operations of the Bicentenario oil pipeline.

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15

Operating expenditures were higher by 74% compared to the same period of last year because of emergency response to theft and attacks on infrastructure.

Non-operating results recorded a loss of 24% due mainly to the recognition of interest payments on the debt with the beginning of operations of Bicentenario pipeline, offset by higher income generated by the exchange difference.

As a result, the segment had net income of COP$465 billion compared to the COP$461 billion of the third quarter of 2013.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

16

III.	Operating Results

a.	Investment plan

Ecopetrol´s Capex:

Capex* (US$ million)

January - September 2014

Business Unit	Ecopetrol S.A.		Affiliates and Subsidiaries***	Total	Allocation by segment
Production	2,347.0		339.5	2,686.5	48.0%
Refining, Petrochemicals and Biofuels	160.3		1,166.6	1,326.9	23.7%
Exploration	417.8		456.7	874.5	15.6%
Transportation	59.3	**	570.0	629.3	11.3%
Corporate	73.2		0.0	73.2	1.3%
Supply and Marketing	2.9		0.0	2.9	0.1%
Total	3,060.5		2,532.8	5,593.3	100.0%

*The figures shown in the Investment Plan exhibit differ from the Capex figure shown in the Cash Flow statement in pg 29. Investments in this section´s exhibit include Opex and Capex flows of investment projects, while in the Cash Flow Statement includes only Capex.

** Cenit reimburses Ecopetrol for these investments

*** Prorated according to Ecopetrol’s stake

Corporate group investment amounted to US$5,593.3 million (54.7% in Ecopetrol S.A. and 45.3% in affiliates and subsidiaries) from January to September. Capex was allocated primarily to the following projects:

1. Production (48.0%): a) development drilling primarily in the Rubiales, Quifa and Casabe fields, b) expansion of the Acacias station for the treatment of crude; and c) construction of water management facilities at the Chichimene field.

2. Downstream (23.7%): modernization project of the Cartagena refinery and the Barrancabermeja refinery Industrial Services Master Plan.

3. Exploration (15.6%): acquisition of seismic and drilling of exploratory, stratigraphic and appraisal wells.

4. Transport (11.3%): a) San Fernando – Monterrey Project, b) Cano Limon – Covenas and Galan – Sebastopol optimization projects, c) Mid Magdalena crude pipeline projects (increase in capacity Ayacucho –Covenas pipeline and storage capacity), d) increase in the capacity of the Ocensa Oil Pipeline.

b.	Exploration

Round Colombia 2014

Ecopetrol S.A. and its affiliate Hocol S.A. submitted the top bids for 5 exploratory blocks in ANH Colombia Round 2014.

The offshore block “Sin Off 7” located in the Colombian Caribbean was awarded to the Ecopetrol (35% stake) - Shell (operator and 65% stake) partnership. The blocks SN-8, SN-15, SN-18 and the YDSN1 (Discovered Underdeveloped Reservoir) in the Sinu San Jacinto basin were awarded to Hocol S.A.

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17

The investment by Ecopetrol and Hocol in the 5 blocks is estimated in US$80 million during the initial phase of exploration, which includes the minimum mandatory commitments and the additional investment offered in the round.

Exploration in Colombia (Ecopetrol S.A. and Hocol S.A.):

A3 Drilling in Colombia
3Q 2014					Jan-Sep 14
Company	Drilled	Hydrocarbon Presence*	In evaluation	Dry	Drilled	Hydrocarbon Presence*	In evaluation	Dry
Ecopetrol S.A.	5	0	3	2	14	1	4	9
Hocol S.A.	1	0	0	1	3	0	0	3
Total	6	0	3	3	17	1	4	12

*geological success

During the third quarter Hocol drilled two stratigraphic wells and Ecopetrol drilled three appraisal wells (A1).

International exploration:

U.S. Gulf of Mexico (Ecopetrol América Inc):

During the third quarter of 2014, the drilling of three the exploratory wells were finalized:

1)	Leon (operated by Repsol and in which Ecopetrol has a 40% interest): successful
2)	K2 Exploration Tail (operated by Anadarko and in which Ecopetrol has a 9.2% interest): dry

3) Titan (operated by Murphy and in which Ecopetrol has 30% interest): dry

Angola:

The drilling of the Jacare well on block 38/11 began, and the Dilolo-1 well on block 39/11 in the Kwanza basin was confirmed as dry. This last one will be recognized as an exploratory expense of approximately 71.5 million dollars in October.

New Exploration Vice President in Ecopetrol S.A.

On September 8, 2014, Mr. Max Torres assumed his duties as the company´s new Vice President of Exploration reporting to the General Director of Operations. Mr. Torres is a geologist with a Master´s degree in stratigraphic science from the University of Georgia (U.S.) and has more than 28 years of exploratory experience in Latin America, Asia, Europe and Africa.

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18

c.	Production

Ecopetrol´s gross production (including interests in affiliates and subsidiaries)

Gross* Oil and Gas Production

Ecopetrol S.A. (mboed)	3Q 2014	3Q 2013	∆ (%)	∆ (bls)	Jan-Sep 14	Jan-Sep 13	∆ (%)	∆ (bls)
Crude Oil	580.0	620.9	(6.6)%	(40.9)	576.5	616.1	(6.4)%	(39.6)
Natural Gas**	124.0	133.3	(7.0)%	(9.3)	125.7	128.5	(2.2)%	(2.8)
Total	704.0	754.2	(6.7)%	(50.2)	702.2	744.6	(5.7)%	(42.4)

Hocol (mboed)	3Q 2014	3Q 2013	∆ (%)	∆ (bls)	Jan-Sep 14	Jan-Sep 13	∆ (%)	∆ (bls)
Crude Oil	20.2	20.6	(1.9)%	(0.4)	21.6	20.9	3.3%	0.7
Natural Gas	0.1	0.2	(50.0)%	(0.1)	0.2	0.2	0.0%	0.0
Total	20.3	20.8	(2.4)%	(0.5)	21.8	21.1	3.3%	0.7

Savia (mboed)	3Q 2014	3Q 2013	∆ (%)	∆ (bls)	Jan-Sep 14	Jan-Sep 13	∆ (%)	∆ (bls)
Crude Oil	6.0	5.2	15.4%	0.8	6.0	5.0	20.0%	1.0
Natural Gas	0.7	1.1	(36.4)%	(0.4)	0.5	0.9	(44.4)%	(0.4)
Total	6.7	6.3	6.3%	0.4	6.5	5.9	10.2%	0.6

Equion (mboed)	3Q 2014	3Q 2013	∆ (%)	∆ (bls)	Jan-Sep 14	Jan-Sep 13	∆ (%)	∆ (bls)
Crude Oil	9.8	9.6	2.1%	0.2	9.9	10.1	(2.0)%	(0.2)
Natural Gas	7.8	7.8	0.0%	0.0	7.8	7.4	5.4%	0.4
Total	17.6	17.4	1.1%	0.2	17.7	17.5	1.1%	0.2

Ecopetrol America-K2 (mboed)	3Q 2014	3Q 2013	∆ (%)	∆ (bls)	Jan-Sep 14	Jan-Sep 13	∆ (%)	∆ (bls)
Crude Oil	3.2	1.5	113.3%	1.7	2.0	1.4	42.9%	0.6
Natural Gas	3.0	0.2	1,400.0%	2.8	1.7	0.2	750.0%	1.5
Total	6.2	1.7	264.7%	4.5	3.7	1.6	131.3%	2.1

Ecopetrol including affiliates and subsidiares (mboed)	3Q 2014	3Q 2013	∆ (%)	∆ (bls)	Jan-Sep 14	Jan-Sep 13	∆ (%)	∆ (bls)
Crude Oil	619.2	657.8	(5.9)%	(38.6)	616.0	653.5	(5.7)%	(37.5)
Natural Gas	135.6	142.6	(4.9)%	(7.0)	135.9	137.2	(0.9)%	(1.3)
Total Group's production	754.8	800.4	(5.7)%	(45.6)	751.9	790.7	(4.9)%	(38.8)

* Gross production includes royalties

** Gas production includes white products

During the third quarter of 2014, total production of Ecopetrol and its affiliates plus subsidiaries increased 2.8% compared to the second quarter of this year, due mainly to 1) the lower number of attacks and 2) the increase in production of the Chichimene field, which posted record production of 66 mboed.

In comparison with the third quarter of last year, total production by Ecopetrol and its affiliates and subsidiaries declined by 5.7% primarily as a consequence of: 1) capacity constraints for the disposal of water mainly in the Rubiales field, 2) temporary production decrease in the Guajira gas field due to the GACE IV project (increases recovery factor by reducing well head pressure) and 3) operational disruptions caused by blockages from communities, which delayed the development of new facilities and wells.

During the quarter, the following licenses were approved:

•	Transfer of industrial waters to third parties, which will help alleviate the constraints on the water disposal capacity in some of our main fields in the medium and long term

•	Environmental development license for Caño Sur field.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

19

Recovery factor pilots:

The milestones of the third quarter were the following:

•	Two pilot projects were initiated:

o	Palo Grande field (South Region): CEOR
o	Provincia (Mid Magdalena): Huff & Puff

•	Air injection pilot at Chichimene field: test lab construction completed.

Production of main fields:

Average production main fields by region (mboed) - Ecopetrol´s net interest

	3Q 2014	3Q 2013	∆(%)	Jan-Sep14	Jan-Sep13	∆(%)
Central Region	96.3	92.3	4.3%	95.1	92.9	2.4%
1) La Cira - Infantas	24.9	23.1	7.8%	24.7	23.0	7.4%
2) Casabe	22.2	22.5	(1.3)%	21.9	23.3	(6.0)%
3) Yarigui	17.6	15.8	11.4%	17.4	15.6	11.5%
4) Other	31.6	30.9	2.3%	31.1	31.0	0.3%
Orinoquia Region	231.2	232.3	(0.5)%	222.7	228.7	(2.6)%
1) Castilla	102.9	112.0	(8.1)%	103.2	115.6	(10.7)%
2) Chichimene	60.9	57.4	6.1%	52.5	53.8	(2.4)%
3) Cupiagua	39.7	37.2	6.7%	38.3	33.7	13.6%
4) Other	27.7	25.7	7.8%	28.7	25.6	12.1%
South Region	34.4	36.0	(4.4)%	35.3	35.4	(0.2)%
1) San Francisco	9.2	10.1	(8.9)%	9.4	10.0	(6.0)%
2) Huila Area	9.0	9.1	(1.1)%	9.3	8.8	5.7%
3) Tello	4.6	4.7	(2.1)%	4.5	4.6	(2.2)%
4) Other	11.6	12.1	(4.1)%	12.1	12.0	1.0%
Associated Operations	335.4	387.4	(13.4)%	342.9	380.9	(10.0)%
1) Rubiales	101.2	120.8	(16.2)%	107.0	120.8	(11.4)%
2) Guajira	46.4	59.5	(22.0)%	51.1	59.2	(13.7)%
3) Quifa	33.0	37.8	(12.7)%	33.2	31.7	4.7%
4) Caño Limón	34.2	40.3	(15.1)%	27.8	37.2	(25.3)%
5) Cusiana	33.8	34.0	(0.6)%	33.7	33.0	2.1%
6) Other	86.8	95.0	(8.6)%	90.1	99.0	(9.0)%
Region of Minor Fields	6.7	6.2	8.1%	6.2	6.7	(7.5)%
Direct Operation	4.5	3.2	40.6%	3.9	3.5	11.4%
Associated Operation	2.2	3.0	(26.7)%	2.3	3.2	(28.1)%
Total	704.0	754.2	(6.7)%	702.2	744.6	(5.7)%
Direct Operation	366.4	363.8	0.7%	357.0	360.5	(1.0)%
Associated Operation	337.6	390.4	(13.5)%	345.2	384.1	(10.1)%

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

20

Ecopetrol S.A. production per type of crude:

Production per type of crude*
mbod
	3Q 2014	3Q 2013	∆ (%)	Jan-Sep 14	Jan-Sep 13	∆ (%)
Light	43.8	47.5	(7.8)%	44.7	49.8	(10.2)%
Medium	199.4	215.4	(7.4)%	197.8	216.2	(8.5)%
Heavy	336.8	358.0	(5.9)%	334.0	350.1	(4.6)%
Total	580.0	620.9	(6.6)%	576.5	616.1	(6.4)%

* Does not include subsidiaries

Lifting cost of Ecopetrol S.A.:

Lifting cost per equivalent barrel (produced by Ecopetrol S.A.) during the period July - September of 2014 was US$10.66 (based on the U.S. SEC methodology, not including royalties), US$0.65 per barrel less than in the same period of last year. This change was the net result of:

•	Lower costs associated with the implementation of optimization strategies, including: 1) water management at the Rubiales and Quifa fields due to the start of the area’s electrification project, and 2) maintenance of treatment stations and production units: -US$1.15 per barrel.

•	Lower costs (-US$0.01 per barrel) from devaluation of the COP/USD exchange rate.

•	Higher costs (+US$0.51 per barrel) owing to the lower volume of crude produced.

d.	Transportation

Transported Volumes (mbod)	3Q 2014	3Q 2013	∆ (%)	Jan-Sept 2014	Jan-Sept 2013	∆ (%)
Crude	980.3	931.6	5.2%	947.1	943.9	0.3%
Refined Products	252.0	242.6	3.9%	249.2	240.2	3.7%
Total	1,232.3	1,174.2	4.9%	1,196.3	1,184.1	1.0%

In the third quarter of 2014, the total volume of crude transported by Cenit’s system and that of its affiliates increased by 5.2% compared to the same quarter of last year, owing mainly to: 1) higher volume transported by the Ayacucho - Covenas line because of the increasing volumes from the Bicentenario oil pipeline; 2) reduction in the number of attacks; and 3) additional capacity in Ocensa due to Delta 35 project “quick wins”. Out of the total volume of crude transported by oil pipeline, approximately 74.2% was Ecopetrol’s crude.

As for refined products, the volumes transported by Cenit during the third quarter increased 3.9% compared to the same period of last year as a result of a higher volume of naphtha, used for diluting heavy crude, transported thru the Galan – Sebastopol system. Of the total volume transported by product pipelines, 50.7% belonged to Ecopetrol.

Cost per barrel transported:

The cost per barrel between July-September 2014 was US$10.71/Bl. Compared with year 2013 (US$ 12.02 /Bl ), this represents a decrease of US$1.31 /BL. This is explained by:

•	Fees (+US$0.24 /Bl): higher fees shipping starting July 2014.
•	Volume (-US$0.78 /Bl): volumes transported increased vs. third quarter of 2013.
•	Exchange rate (-US$0.77/Bl): increase of COL$131/US$ 1 vs. 3rd quarter of 2013.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

21

The methodology used in previous quarters included the product imports, mainly diluent. However staring this quarter it will not be included. The effect of the change in the methodology is the following:

•	Jan – Jun 2014: from US$7.14/bl to US$10.08/bl
•	Jan – Jun 2013: from US$5.86/bl to US$10.02/bl

e.	Refining

e.1) Barrancabermeja Refinery:

	3Q 2014	3Q 2013	∆ (%)	Jan-Sep 14	Jan-Sep 13	∆ (%)
Refinery runs* (mbod)	226.3	217.1	4.2%	226.7	217.9	4.0%
Utilization factor (%)	78.9%	80.2%	(1.6)%	81.2%	81.4%	(0.2)%

* Includes volumes loaded in the refinery, not total volumes received.

The refinery’s throughput in the third quarter increased because of the operational stability of processing units. The utilization factor decreased in the third quarter because of maintenance on the UOP I cracking unit.

The Industrial Services Master Plan reached 93% completion as of September 30, 2014, among whose highlights was the pre-commissioning of the new gas system (U-5100) and of the tank K-5121.

Costs and margins of the Barrancabermeja Refinery

The cash operating cost of the refinery for the period July - September of 2014 was US$6.40 per barrel, US$1.15 per barrel less that in the same period of last year, which was the result of:

•	Lower costs attributed to the decrease in the number of plant stoppages and optimization of maintenance costs: -US$0.87 per barrel.

•	Lower costs associated with higher refinery throughput resulting from improved price differentials of refined products that drove up production: -US$0.27 per barrel.

•	Devaluation of the COP/USD exchange rate: -US$0.01 per barrel.

	3Q 2014	3Q 2013	∆ (%)	Jan-Sep 14	Jan-Sep 13	∆ (%)
Refining Margin (USD/bl)	15.5	10.2	52.0%	14.2	11.9	19.3%

Gross refining margin in the third quarter 2014 increased by US$5.3 per barrel compared to the same period of 2013 due to 1) higher runs with lower crude prices and 2) wider Brent-product price spread.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

22

e.2) Reficar (Cartagena Refinery):

During the third quarter of 2014, the refinery did not operate because of the scheduled shutdown of the processing units since March 3. Therefore, it did not generate a refinery margin in the quarter.

As of September 30, 2014, the expansion and modernization project was 94.7% complete. The progress in each of the work streams was as follows:

Work Streams	Percentage
Detail engineering	100.0%
Procurement	99.9%
Module construction	100.0%
Construction	91.3%

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

23

IV.	Organizational Consolidation, Corporate Responsibility and Corporate Governance

a.	Organizational consolidation

Health, safety and environment:

HSE*	3Q 2014	3Q 2013	Jan-Sep 14	Jan-Sep 13
Accident frequency index (accidents per million labor hours)	1.15	0.50	1.01	0.76
Environmental incidents	3	13	20	23

*Results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

Science and technology:

During the third quarter of 2014, Ecopetrol was granted 6 patents:

•	Colombia: 1) process for the reduction of the viscosity of heavy crudes and transport through pipelines with unconventional diluents, 2) process for obtaining medium distillates by co-processing of vegetable oils and hydrocarbons in a conventional fluidized catalytic cracking unit, and 3) process for the production of propylene and ethylene from ethanol using a zeolitic catalytic converter.

•	Republic of Korea: vanadium trap for the catalytic breakdown process and its preparation.

•	U.S: intelligent tool for the detection of perforations in pipelines and interpretation of related data online.

•	Indonesia: process for obtaining solid paraffinic compounds by means of the hydrotreatment of vegetable oils.

b.	Corporate Responsibility

Collective Labor Agreement:

Ecopetrol and the unions USO and Adeco jointly signed the Collective Labor Agreement for a period of 4 years beginning July 1 of 2014. The agreement encompasses, among other topics, education, definition of beneficiaries and their families, nutrition, bonuses and benefits, rank and wages, union guarantees, and regulatory issues.

Dow Jones Sustainability Index:

For the fourth year in a row, Ecopetrol S.A. was included in the Dow Jones World Sustainability Index. Ecopetrol S.A. is among the top 10% of companies with the best sustainability performance out of a total of 2,500 companies that are publicly traded and are part of the Dow Jones world index.

Recognitions:

Ecopetrol was included among the largest and most sustainable group of companies in the Oil & Gas industry, according to a report by the Norwegian company DNV GL, “The Tomorrow’s Value Rating.” Ecopetrol was recognized for the manner in which it responds to the expectations of its stakeholders and for its commitment in managing the impact of activities throughout its value chain.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

24

Social investment:

As of September 2014, year to date social investments amounted to COP$31,729 million, and were allocated as follows: a) 65% for regional competitiveness, b) 19% for education and culture, and c) 16% for citizenship and democracy.

c.	Corporate governance

Board of Directors changes:

Due to their appointment as Minister of Mines and Energy and Director of the National Planning Department, respectively, Mr. Tomas Gonzalez and Mr. Simon Gaviria became members of the Ecopetrol’s Board of Directors on August 29, 2014.

d.	Appointing of new Vice-presidents

In October Mr. Alejandro Linares Cantillo was appointed as Legal Vice President and Mr. Alejandro Arango Lopez as Vice President of Human Resources.

V.	Conference Calls

Ecopetrol’s management will host two conference calls to review the third quarter of 2014 results:

Spanish	English
November 4, 2014	November 4, 2014
1:30 p.m. Bogota, New York and Toronto	3:00 p.m. Bogota, New York and Toronto

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

25

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the site 10 minutes in advance to download any necessary software and to check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer (V.11), Google Chrome and Mozilla Firefox (V.28).

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net worth. Ecopetrol is the only vertically integrated crude oil and natural gas company with stakes in operations in Colombia, Brazil, Peru, U.S. (Gulf of Mexico) and Angola. Its subsidiaries include: Andean Chemicals Limited, Bioenergy S.A, Bionergy Zona Franca S.A.S, Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S, COMAI, Ecopetrol América Inc, Ecopetrol del Perú S.A, Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U, EPI- Ecopetrol Pipelines International Limited, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A, ODL S.A, Propilco, Oleoducto Bicentenario de Colombia S.A.S, Ocensa S.A, Oleoducto de Colombia S.A., Refinería de Cartagena S.A., Santiago Oil Company and Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%) and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) under the ticker EC, and on the Toronto Stock Exchange (TSX) under the symbol ECP. The company has three business segments: 1) exploration and production 2) transport and logistics, and 3) refining, petrochemicals and biofuels.

Forwarding-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the company’s future and its continuous use of capital to finance the company’s investment plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and the industry, among others. Therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

26

VI.	Additional Exhibits

Income Statement

Ecopetrol S.A.

COP$ Million	3Q 2014*	3Q 2013*	2Q 2014*	Jan-Sep. 14*	Jan-Sep. 13*
Income
Local Sales	5,263,509	5,249,557	5,637,345	16,740,678	14,785,641
Export Sales	8,758,899	9,306,732	8,756,940	26,268,677	26,510,017
Sales to free trade zone	72,424	1,123,793	103,276	948,856	3,744,799
Sale of Services	485,087	538,376	479,044	1,340,003	1,272,518
Total Income	14,579,919	16,218,458	14,976,605	45,298,214	46,312,975
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,761,474	3,192,772	2,955,326	8,623,844	9,347,293
Amortization and Depletion	888,980	1,003,542	889,495	2,697,578	2,736,280
Imported products	2,367,211	2,611,717	2,297,078	7,113,429	6,376,474
Hydrocarbon Transportation Services	988,505	1,071,593	971,135	2,984,255	2,800,197
Inventories and other	319,925	(26,821)	347,928	1,055,573	748,184

Fixed Costs
Depreciation	336,142	327,143	325,783	977,957	970,327
Contracted Services	766,672	782,251	754,891	2,184,216	2,070,873
Maintenance	515,458	403,608	412,344	1,292,004	1,066,708
Labor Costs	319,793	289,301	345,946	996,193	887,538
Other	638,648	545,153	624,661	1,848,350	1,355,702
Total Cost of Sales	9,902,808	10,200,259	9,924,587	29,773,399	28,359,576
Gross Profits	4,677,111	6,018,199	5,052,018	15,524,815	17,953,399
Operating Expenses
Administration	153,756	162,142	176,737	475,733	487,254
Selling and operational expenses	377,535	(1,940)	551,547	1,781,740	1,414,672
Exploration and Projects	270,190	151,763	162,734	678,085	292,859
Operating Income/Loss	3,875,630	5,706,234	4,161,000	12,589,257	15,758,614
Non Operating Income (expenses)
Financial Income **	1,286,322	746,666	923,123	3,523,929	2,334,371
Financial Expenses **	(1,904,574)	(734,142)	(591,248)	(3,791,924)	(2,064,026)
Interest expenses	(85,795)	(95,166)	(166,736)	(400,900)	(285,749)
Non Financial Income	74,811	225,777	49,705	176,834	518,020
Non Financial Expenses	(172,311)	(172,585)	(162,206)	(510,508)	(589,476)
Results from Subsidiaries	188,975	347,780	133,027	946,613	780,969

Income before income tax	3,263,058	6,024,564	4,346,665	12,533,301	16,452,723
Provision for Income Tax	907,444	2,050,732	1,498,819	4,104,012	5,729,401
Minority interest
Net Income	2,355,614	3,973,832	2,847,846	8,429,289	10,723,322

EBITDA	5,471,921	8,166,312	6,770,481	19,946,977	23,229,100
EBITDA MARGIN	38%	50%	45%	44%	50%
EARNINGS PER SHARE	$57.29	$96.65	$69.26	$205.01	$260.80

* Unaudited

** Includes exchange difference

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

27

Income Statement

Ecopetrol Consolidated

COP$ Million	3Q 2014*	3Q 2013*	2Q 2014*	Jan-Sep. 14*	Jan-Sep. 13*
Income
Local Sales	5,930,311	6,260,231	6,436,256	18,246,047	17,690,172
Export Sales	11,281,239	11,315,967	10,602,285	33,618,475	33,092,002
Sale of Services	879,842	551,011	710,772	2,238,080	1,686,311
Total Income	18,091,392	18,127,209	17,749,313	54,102,602	52,468,485
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,648,346	3,385,741	3,126,238	10,535,983	10,541,554
Amortization and Depletion	1,041,308	1,075,074	1,021,880	3,103,138	3,074,770
Imported products	3,429,568	3,508,166	3,480,314	9,976,071	8,555,824
Hydrocarbon Transportation Services	265,040	433,346	425,903	1,041,585	1,249,543
Inventories and other	611,529	286,935	549,925	1,374,397	1,040,621

Fixed Costs
Depreciation	527,335	473,219	512,663	1,551,180	1,325,482
Contracted Services	906,514	774,288	819,750	2,421,670	2,085,889
Maintenance	615,237	485,783	553,951	1,649,970	1,307,869
Labor Costs	338,907	309,046	366,311	1,057,174	947,679
Other	610,152	492,203	435,080	1,417,085	1,406,713
Total Cost of Sales	11,993,936	11,223,801	11,292,015	34,128,253	31,535,944
Gross Profits	6,097,456	6,903,408	6,457,298	19,974,349	20,932,541
Operating Expenses
Administration	337,507	212,700	402,602	1,038,069	754,377
Selling and operational expenses	400,271	289,818	586,950	1,860,120	1,860,751
Exploration and Projects	689,629	256,858	546,592	1,602,219	692,348
Operating Income/Loss	4,670,049	6,144,032	4,921,154	15,473,941	17,625,065
Non Operating Income (expenses)
Financial Income **	2,297,292	985,500	1,190,563	5,057,841	2,956,531
Financial Expenses **	(2,829,265)	(844,256)	(854,252)	(5,226,030)	(2,540,593)
Interest expenses	(143,140)	(124,368)	(230,302)	(581,809)	(394,162)
Non Financial Income	70,069	442,833	49,059	247,851	760,639
Non Financial Expenses	(172,612)	(207,421)	(183,640)	(549,196)	(643,158)
Results from Subsidiaries	(11,646)	20,851	57,043	59,875	56,590
Income before income tax	3,880,747	6,417,171	4,949,625	14,482,473	17,820,912
Provision for Income Tax	1,391,167	2,352,725	1,978,974	5,481,291	6,609,586
Minority interest	210,212	203,658	183,113	646,892	531,328
Net Income	2,279,368	3,860,788	2,787,538	8,354,290	10,679,998

EBITDA	5,468,942	7,999,725	6,681,639	19,943,548	23,112,285
EBITDA MARGIN	30%	44%	38%	37%	44%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

** Includes exchange difference Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

28

Balance Sheet

	Ecopetrol S.A.		Ecopetrol Consolidated
COP$ Million	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014

Assets
Current Assets
Cash and cash equivalents	5,557,466	3,952,429	10,409,510	8,750,742
Investments	2,727,833	3,910,192	3,279,176	4,874,763
Accounts and notes receivable	6,239,760	6,181,314	5,893,254	6,191,661
Inventories	2,819,566	2,532,926	3,163,453	3,422,177
Other	7,147,588	6,003,646	8,943,311	7,490,855
Total Current Assets	24,492,213	22,580,507	31,688,704	30,730,198
Non Current Assets
Investments	37,808,008	37,903,965	1,699,124	1,809,545
Accounts and notes receivable	1,629,049	1,622,517	893,581	821,805
Property, plant and equipment, net	17,908,314	18,427,939	46,116,376	44,596,695
Natural and environmental properties, Net	22,012,657	21,073,298	26,274,596	25,295,179
Resources delivered to administration	326,065	322,061	492,951	382,063
Other	15,310,710	15,613,659	32,700,762	33,495,279
Total Non Current Assets	94,994,803	94,963,439	108,177,390	106,400,566
Total Assets	119,487,016	117,543,946	139,866,094	137,130,764

Liabilities and Equity
Current Liabilities
Financial obligations	343,651	315,704	733,600	825,035
Accounts payable and related parties	12,025,508	16,518,774	14,315,849	17,996,063
Estimated liabilities and provisions	1,682,337	1,740,111	2,159,571	2,229,074
Other	4,722,459	4,086,265	6,406,630	5,347,618
Total Current Liabilities	18,773,955	22,660,854	23,615,650	26,397,790
Long Term Liabilities
Financial obligations	19,046,843	15,762,796	30,012,174	26,222,107
Labor and pension plan obligations	4,487,716	4,430,862	4,487,716	4,430,862
Estimated liabilities and provisions	4,964,246	4,935,280	5,293,415	5,273,413
Other	2,651,057	2,373,638	3,617,272	3,285,988
Total Long Term Liabilities	31,149,862	27,502,576	43,410,577	39,212,370
Total Liabilities	49,923,817	50,163,430	67,026,227	65,610,160
Minority Interest			4,229,870	5,016,190
Equity	69,563,199	67,380,516	68,609,997	66,504,414

Total Liabilities and Shareholders' Equity	119,487,016	117,543,946	139,866,094	137,130,764

Memorandum Debtor Accounts *	153,141,268	149,866,076	170,653,211	167,790,804
Memorandum Creditor Accounts *	110,169,409	100,909,560	108,513,867	99,617,809

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet.

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

29

Cash Flow Statement

Ecopetrol S.A.

COP$ million	3Q 2014*	3Q 2013*	2Q 2014*	Jan-Sep. 14*	Jan-Sep. 13*

Cash flow provided by operating activities:
Net income	2,355,614	3,973,832	2,847,846	8,429,289	10,723,322
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion, amortization and deferred	1,305,278	1,434,400	1,303,520	3,938,226	4,005,283
Exchange differences	676,191	27,000	(289,478)	480,689	(21,877)
Deferred income tax	168,682	(20,871)	-	168,682	44,991
Net provisions	6,952	(39,453)	139,036	199,910	303,892
Disposal of property, plant and equipment	4,565	(9,239)	-	4,565	21,649
Write-off for property, plant and equipment	-	(115,718)	-	-	(115,718)
Loss for Good Will	-	-	-	-	-
Loss (gain) valuation of investments	(3,485)	(6,600)	392	(4,649)	(1,070)
Loss (Income) from equity method on affiliated companies	(188,975)	(347,781)	(133,027)	(946,613)	(780,969)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(563,524)	(981,022)	2,077,792	1,180,500	(2,741,977)
Inventories	174,748	(135,316)	12,030	143,620	(119,389)
Deferred and other assets	(157,726)	594,124	(134,648)	366,819	487,464
Accounts payable	(137,518)	(293,012)	1,104,335	(90,469)	12,832
Taxes payable	565,517	1,947,894	(4,473,217)	(3,610,266)	(1,472,037)
Labor obligations	62,123	(392,919)	44,589	85,450	(546,703)
Estimated liabilities and provisions	(23,589)	147,077	(19,668)	(158,559)	318,939
Cash provided by operating activities	4,244,853	5,782,396	2,479,502	10,187,194	10,118,632

Cash flows from investing activities:
Payment for purchase of companies, net of cash acquired	(2,271)	3,175	(13,005)	(17,040)	(118,048)
Purchase of investment securities (1)	(1,221,828)	(4,552,633)	(4,984,836)	(7,678,271)	(9,908,403)
Dividends Received	71,168	31,902	670,381	741,549	80,722
Interest Received	-	-	-	-	-
Redemption of investment securities	2,520,203	909,003	591,507	4,114,630	8,827,726
Sale of property, plant and equipment	-	-	-	-	2,000
Sale of natural resources	-	-	-	-	100,790
Investment in natural and environmental resources	(1,832,919)	(2,470,476)	(1,988,964)	(4,713,329)	(4,333,515)
Additions to property, plant and equipment	(288,366)	(205,628)	(165,550)	(528,115)	(1,203,350)
Net cash generated by investing activities	(754,013)	(6,284,657)	(5,890,467)	(8,080,576)	(6,552,078)

Cash flows from financing activities:
Financial obligations	2,344,769	6,051,360	3,954,311	6,360,379	6,285,600
Capitalization	2	72	-	45	82
Dividends	(4,380,000)	(1,580,003)	(1,230,338)	(6,920,190)	(8,452,349)
Net cash used in financing activities	(2,035,229)	4,471,429	2,723,973	(559,766)	(2,166,667)

Net increase (decrease) in cash and cash equivalents	1,455,611	3,969,168	(686,992)	1,546,852	1,399,887
Exchange difference in cash and cash equivalents	149,426	8,400	(83,463)	109,337	91,195
Cash and cash equivalents at the beginning of the year	3,952,429	2,773,625	4,722,884	3,901,277	5,260,111
Cash and cash equivalents at the end of the year	5,557,466	6,751,193	3,952,429	5,557,466	6,751,193

NOTES:

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

(1) Total purchase of investment securities includes investment in companies subsidiaries, subordinates and associated of:	301,806	1,160,709	889,418	2,511,567	2,997,543

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

30

Cash Flow Statement

Ecopetrol Consolidated

COP$ million	3Q 2014*	3Q 2013*	2Q 2014*	Jan-Sep. 14*	Jan-Sep. 13*

Cash flow provided by operating activities:
Net income	2,279,368	3,860,788	2,787,538	8,354,290	10,679,998
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	210,212	203,658	183,113	646,892	531,328
Depreciation, depletion and amortization	1,648,632	1,709,340	1,695,150	5,071,810	4,832,942
Foreign Exchange	654,282	(40,199)	(265,257)	494,546	(52,313)
Provision for income tax	198,364	(106,501)	25,687	192,542	(61,274)
Net provisions	(68,334)	(47,573)	160,338	160,922	348,778
Write-off for property, plant and equipment	322,709	93,781	337,811	756,474	518,147
Recovery of Property, Plant and equipment	-	(115,718)	-	-	(115,718)
Loss for Good Will	-	-	-	-	-
Loss (gain) valuation of Investments	(12,459)	9,494	(7,957)	(25,046)	9,494
Loss (Income) from equity method on affiliated companies	11,646	(20,851)	(57,044)	(59,875)	(56,590)

Net changes in operating assets and liabilities:
Accounts and notes receivable	513,847	518,859	1,946,539	95,174	(936,135)
Inventories	603,651	(122,534)	(55,136)	513,183	(234,451)
Deferred and other assets	(234,683)	(58,213)	(214,897)	333,796	(130,893)
Accounts payable and related parties	(2,009,684)	(84,388)	1,829,236	(912,719)	(253,287)
Taxes payable	995,762	1,749,128	(4,960,650)	(3,290,799)	(1,108,611)
Labor obligations	69,429	(383,964)	53,518	80,468	(552,241)
Estimated liabilities and provisions	642,529	3,693	(321,565)	184,939	588,739
Cash provided by operating activities	5,825,271	7,168,800	3,136,424	12,596,597	14,007,913

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	-	-	-
Purchase of investment securities	(551,591)	(3,203,225)	(4,471,361)	(5,806,742)	(7,561,657)
Dividends Received	70,735	18,775	44,173	114,908	57,092
Redemption of investment securities	2,644,202	966,847	696,665	4,476,037	8,915,010
Sale of property, plant and equipment	-	(297)	(5,502)	-	102,790
Sale of natural resources	734	-	-	734	-
Investment in natural and environmental resources	(2,208,883)	(2,884,849)	(2,899,331)	(6,035,834)	(5,886,666)
Additions to property, plant and equipment	(1,925,005)	(1,255,911)	(1,130,399)	(4,294,712)	(4,571,910)
Net cash used in investing activities	(1,969,808)	(6,358,660)	(7,765,755)	(11,545,609)	(8,945,341)

Cash flows financing activities:
Minority interest	-	-	-	-	-
Financial obligations	1,929,444	5,772,617	5,338,697	7,386,245	7,083,022
Capitalization	2	73	-	45	82
Dividends	(4,380,000)	(1,741,171)	(1,292,539)	(7,013,814)	(8,613,517)
Net cash used in financing activities	(2,450,554)	4,031,519	4,046,158	372,476	(1,530,413)

Net increase (decrease) in cash and cash equivalents	1,404,909	4,841,659	(583,173)	1,423,464	3,532,159
Foreign Exchange in cash and cash equivalents	253,859	31,226	(177,569)	144,608	147,265
Cash and cash equivalents at the beginnig of the year	8,750,742	6,747,229	9,511,484	8,841,438	7,940,690
Cash and cash equivalents at the end of the year	10,409,510	11,620,114	8,750,742	10,409,510	11,620,114

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose. Not audited.

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

31

Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	3Q 2014*	3Q 2013*	2Q 2014*	Jan-Sep. 14*	Jan-Sep. 13*
RECONCILIATION NET INCOME TO EBITDA
Net Income	2,355,614	3,973,832	2,847,846	8,429,289	10,723,322
Depreciations, depletions and amortizations	1,305,278	1,434,399	1,303,520	3,938,226	4,005,283
Net Interest	27,035	21,895	110,377	228,096	109,911
Interest, Tax, Depreciations and Amortizations in subsidiaries	692,256	537,944	807,808	2,222,218	1,636,657
Other Taxes	184,294	147,510	202,111	1,025,136	1,024,526
Provision for income tax	907,444	2,050,732	1,498,819	4,104,012	5,729,401
UNCONSOLIDATED EBITDA	5,471,921	8,166,312	6,770,481	19,946,977	23,229,100

Ecopetrol Consolidated

COP$ Millions	3Q 2014*	3Q 2013*	2Q 2014*	Jan-Sep. 14*	Jan-Sep. 13*
RECONCILIATION NET INCOME TO EBITDA
Net income	2,279,371	3,860,788	2,787,539	8,354,287	10,679,998
Depreciations, depletions and amortizations	1,648,629	1,706,029	1,695,153	5,071,810	4,832,942
Net Interest	15,893	(78,451)	144,498	286,827	80,551
Minority interest	(186,526)	(104,286)	(195,876)	(578,748)	(393,002)
Other Taxes	320,408	262,920	271,352	1,328,080	1,302,210
Provision for income tax	1,391,167	2,352,725	1,978,973	5,481,291	6,609,586
CONSOLIDATED EBITDA	5,468,942	7,999,725	6,681,639	19,943,548	23,112,285

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

32

VII.	Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited.

Exploration and Production

1.	Hocol:

Income Statement
(COP$ Billion)	3Q 2014	3Q 2013	Jan-Sep. 14	Jan-Sep. 13
Local Sales	173.0	193.4	271.3	193.8
Export Sales	1,378.2	801.5	3,654.9	2,115.8
Total Sales	1,551.2	994.9	3,926.3	2,309.6
Variable Costs	1,111.2	692.9	2,828.2	1,559.5
Fixed Costs	215.4	93.1	497.6	272.8
Cost of Sales	1,326.6	786.0	3,325.8	1,832.3
Gross profit	224.6	208.9	600.5	477.3
Operating Expenses	68.3	35.7	151.1	109.3
Operating Profit	156.3	173.2	449.4	368.0
Non operating, net	(5.0)	(1.8)	(2.0)	(4.5)
Profit/(Loss) before taxes	151.3	171.4	447.4	363.5
Income tax	53.4	66.8	145.7	133.6
Net Income/Loss	97.9	104.6	301.7	229.9

TOTAL EBITDA *	222.6	282.7	760.0	678.2
EBITDA margin	14.4%	28.4%	19.4%	29.4%
EBITDA to EC GROUP**	222.6	282.7	760.0	678.2

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	September 30, 2014	June 30, 2014
Current Assets	1,470.4	1,432.7
Long Term Assets	2,452.7	2,398.2
Total Assets	3,923.1	3,830.9
Current Liabilities	1,155.0	1,191.5
Long Term Liabilities	252.6	231.9
Total Liabilities	1,407.6	1,423.4
Equity	2,515.5	2,407.5
Total Liabilities and Shareholders´ Equity	3,923.1	3,830.9

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

33

2.	Savia Perú:

Income Statement
US$ million	3Q 2014	3Q 2013	Jan-Sep. 14	Jan-Sep. 13
Local Sales	90.6	92.0	281.5	264.7
Total Sales	90.6	92.0	281.5	264.7
Variable Costs	25.9	27.6	77.3	86.1
Fixed Costs	17.3	24.3	58.3	67.9
Cost of Sales	43.2	51.9	135.6	154.0
Gross profit	47.4	40.1	145.9	110.7
Operating Expenses	50.3	17.7	81.1	54.9
Operating Profit	(2.9)	22.4	64.8	55.8
Profit/(Loss) before taxes	(2.9)	22.4	64.8	55.8
Income tax	4.8	4.0	21.6	10.0
Deferred taxes	(4.8)	3.8	(1.3)	9.6
Net Income/Loss	(2.9)	14.6	44.5	36.2

EBITDA	13.0	46.1	119.8	121.9
EBITDA margin	14%	50%	43%	46%

Balance Sheet
US$ million	September 30, 2014	June 30, 2014
Current Assets	245.0	209.9
Long Term Assets	750.8	805.3
Total Assets	995.8	1,015.2
Current Liabilities	295.3	295.1
Long Term Liabilities	6.6	18.6
Deferred taxes	55.5	60.4
Total Liabilities	357.4	374.1
Equity	638.4	641.1
Total Liabilities and Shareholders´ Equity	995.8	1,015.2

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

34

3.	Equion:

Income Statement
(COP$ Billion)	3Q 2014	3Q 2013	Jan-Sep. 14	Jan-Sep. 13
Local Sales	90.7	59.7	236.9	158.5
Export Sales	750.9	401.2	1,960.4	1,293.8
Sales of services	-	-	-	-
Total Sales	841.6	460.9	2,197.3	1,452.3
Variable Costs	580.2	216.6	1,505.4	704.6
Fixed Costs	39.1	34.0	106.2	101.7
Cost of Sales	619.3	250.6	1,611.6	806.3
Gross profit	222.3	210.3	585.7	646.0
Operating Expenses	11.1	13.8	45.1	38.6
Operating Profit	211.2	196.5	540.5	607.4
Non operating, net	(11.1)	18.4	62.1	31.1
Profit/(Loss) before taxes	200.2	214.9	602.6	638.5
Income tax	94.8	70.2	229.2	250.1
Net Income/Loss	105.4	144.7	373.4	388.4

TOTAL EBITDA *	275.5	275.8	807.4	813.9
EBITDA margin	32.7%	59.8%	36.7%	56.0%
EBITDA to EC GROUP**	140.5	140.6	411.8	415.1

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	September 30, 2014	June 30, 2014
Current Assets	2,514.3	2,375.3
Long Term Assets	1,918.2	1,869.6
Total Assets	4,432.5	4,244.9
Current Liabilities	2,192.4	1,060.8
Long Term Liabilities	172.3	173.1
Total Liabilities	2,364.7	1,233.9
Equity	2,067.8	3,011.0
Total Liabilities and Shareholders´ Equity	4,432.5	4,244.9

Refining and Petrochemical

1.	Propilco:

Sales volume (tons)	3Q 2014	3Q 2013	Jan-Sep14	Jan-Sep13
Polypropylene	110,867	109,658	291,881	302,179
Polypropylene marketing for COMAI	2,815	2,839	8,707	8,732
Polyethylene marketing	7,740	4,349	20,041	12,285
Polypropylene marketing	275	0	4,904	0
Total	121,697	116,846	325,533	323,196

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

35

Income Statement
(COP$ Billion)	3Q 2014	3Q 2013	Jan-Sep. 14	Jan-Sep. 13
Local Sales	176.7	190.0	482.9	523.5
Export Sales	269.5	218.5	728.5	573.9
Total Sales	446.2	408.5	1,211.4	1,097.4
Variable Costs	380.4	342.5	1,031.0	931.8
Fixed Costs	17.9	28.9	70.1	86.0
Cost of Sales	398.3	371.4	1,101.1	1,017.8
Gross profit	47.9	37.1	110.3	79.6
Operating Expenses	31.5	30.5	97.2	92.0
Operating Profit	16.4	6.6	13.1	(12.4)
Non operating, net	10.2	1.8	18.9	17.1
Profit/(Loss) before taxes	26.6	8.4	32.0	4.7
Income tax	2.1	0.6	4.9	2.0
Net Income/Loss	24.5	7.8	27.1	2.7

TOTAL EBITDA *	34.8	23.7	71.3	54.3
EBITDA margin	7.8%	5.8%	5.9%	4.9%
EBITDA to EC GROUP**	34.8	23.7	71.3	54.3

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	September 30, 2014	June 30, 2014
Current Assets	755.0	690.1
Long Term Assets	483.3	483.0
Total Assets	1,238.3	1,173.1
Current Liabilities	473.3	424.1
Long Term Liabilities	55.2	63.7
Total Liabilities	528.5	487.8
Equity	709.7	685.3
Total Liabilities and Shareholders´ Equity	1,238.3	1,173.1

2.	Reficar:

Sales Volume (mbd)	3Q 2014	3Q 2013	Jan-Sep 14	Jan-Sep 13
Local	36.7	43.6	35.5	46.8
International	1.7	36.2	13.4	46.7
Total	38.4	79.8	48.9	93.5

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

36

Income Statement
(COP$ Billion)	3Q 2014	3Q 2013	Jan-Sep. 14	Jan-Sep.13
Local Sales	792.8	982.1	2,349.0	2,910.7
Export Sales	35.1	548.4	772.4	2,475.5
Total Sales	827.9	1,530.5	3,121.5	5,386.2
Variable Costs	778.4	1,560.2	2,929.2	5,297.6
Fixed Costs	54.6	75.6	150.8	201.0
Cost of Sales	833.0	1,635.8	3,080.0	5,498.6
Gross profit	(5.1)	(105.3)	41.5	(112.4)
Operating Expenses	162.7	22.4	357.7	125.3
Operating Profit	(167.8)	(127.7)	(316.2)	(237.7)
Non Operating income	653.9	54.7	861.1	148.6
Non Operating expenses	(647.3)	(60.4)	(893.4)	(207.0)
Profit/(Loss) before taxes	(161.2)	(133.4)	(348.5)	(296.1)
Income tax	0.6	0.5	2.5	1.7
Net Income/Loss	(161.8)	(133.9)	(351.1)	(297.8)

TOTAL EBITDA*	(134.7)	(96.4)	(216.2)	(144.8)
EBITDA margin	(16.3)%	(6.3)%	(6.9)%	(2.7)%
EBITDA to EC GROUP**	(134.7)	(96.4)	(216.2)	(144.8)

 * Total EBITDA of the company under COLGAAP

** EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	September 30, 2014	June 30, 2014
Current Assets	1,283.5	1,524.4
Long Term Assets	15,862.2	14,361.7
Total Assets	17,145.7	15,886.1
Current Liabilities	1,156.5	997.7
Long Term Liabilities	10,272.8	9,005.5
Total Liabilities	11,429.3	10,003.2
Equity	5,716.4	5,882.9
Total Liabilities and Shareholders´ Equity	17,145.7	15,886.1

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

37

Transport

1.	Cenit

The financial information presented corresponds to Cenit individually, recognizing application of the participation method to the earnings of the other transport companies of the business group.

Income Statement
(COP$ Billion)	3Q 2014	3Q 2013	Jan-Sep. 14	Jan-Sep. 13
Sales of services	748.8	658.6	2,229.6	1,294.5
Total Sales	748.8	658.6	2,229.6	1,294.5
Variable Costs	53.3	14.6	107.5	29.4
Fixed Costs	544.8	651.0	1,552.9	1,091.9
Cost of Sales	598.1	665.6	1,660.4	1,121.3
Gross profit	150.7	(7.0)	569.2	173.2
Operating Expenses	23.0	6.0	136.7	84.9
Operating Profit	127.8	(13.0)	432.4	88.3
Non operating, net	53.9	2.6	129.5	8.7
Profit/(Loss) before taxes	181.7	(10.4)	562.0	97.0
Income tax	28.3	2.2	174.9	33.7
Profit/(Loss) before results of companies	153.4	(12.6)	387.0	63.3
Income from equity method	371.5	330.3	1,078.6	669.8
Net Income/Loss	524.9	317.7	1,465.6	733.1

TOTAL EBITDA *	301.1	67.2	854.0	251.0
EBITDA margin	40.2%	10.2%	38.3%	19.4%
EBITDA to EC GROUP**	301.1	67.2	854.0	251.0

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	September 30, 2014	June 30, 2014
Current Assets	1,477.5	772.0
Long Term Assets	21,144.3	21,619.6
Total Assets	22,621.8	22,391.6
Current Liabilities	1,605.2	1,602.8
Long Term Liabilities	164.2	144.2
Total Liabilities	1,769.4	1,747.0
Equity	20,852.4	20,644.6
Total Liabilities and Shareholders´ Equity	22,621.8	22,391.6

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

38

Biofuels

1.	Ecodiesel

Sales volume (mboed)	3Q 2014	3Q 2013	Jan-Sep 2014	Jan-Sep 2013
Biodiesel	2.2	2.3	2.3	2.2
Glycerin	0.2	0.2	0.2	0.2
Total	2.4	2.5	2.5	2.4

(COP$ Billion)	3Q 2014	3Q 2013	Jan-Sep.14	Jan-Sep.13
Domestic sales	70.2	78.5	231.1	215.9
Sales of services	-	-	-	-
Total Sales	70.2	78.5	231.1	215.9
Variable Costs	61.1	66.6	199.6	182.3
Fixed Costs	-	-	-	-
Cost of Sales	61.1	66.6	199.6	182.3
Gross profit	9.1	11.9	31.5	33.6
Operating Expenses	2.5	2.9	7.9	7.9
Operating Profit	6.6	9.0	23.5	25.7
Non operating, net	(0.8)	(2.3)	(1.9)	(5.2)
Profit/(Loss) before taxes	5.8	6.7	21.6	20.5
Income tax	1.3	1.4	3.9	2.0
Net Income	4.5	5.3	17.7	18.5

EBITDA	7.9	9.3	27.8	29.2
EBITDA margin	11%	12%	12%	14%

Balance Sheet
COP$ Billion	September 30, 2014	June 30, 2014
Current Assets	55.0	60.2
Long Term Assets	88.7	88.1
Total Assets	143.7	148.3
Current Liabilities	46.1	52.4
Long Term Liabilities	24.3	27.1
Total Liabilities	70.4	79.5
Equity	73.3	68.8
Total Liabilities and Shareholders' Equity	143.7	148.3

Ecopetrol Investor Relations	Tel: 2345190	email: investors@ecopetrol.com.co	www.ecopetrol.com.co

39